SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2014

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PR Av. Presidente Vargas, 409 –13th floor 22210-030 Rio de Janeiro - RJ Phone: 55(21) 2514-6101 Fax: 55(21) 2514-5949	1

MINUTES OF THE SIX HUNDRETH NINETIETH FIRST BOARD

OF DIRECTORS MEETING OF

CENTRAIS ELETRICAS BRASILEIRAS S.A. - ELETROBRAS

NIRE 53300000859/CNPJ nº 00001180/0001-26

I hereby certify, that the Board of Directors of Centrais Eletricas Brasileiras S.A.   -   Eletrobras, met on the eleventh of July of the year two thousand fourteen, at 10:00 o´clock, at Eletrobras headquarters at Setor Comercial Norte, Quadra 04, Bloco “B”, nº 100, 2nd floor, Brasília – DF. The Chairman of the board, MARCIO PEREIRA ZIMMERMANN, chaired the meeting with the following Council members: JOSE ANTONIO CORREA COIMBRA, LINDEMBERG DE LIMA BEZERRA, MAURICIO MUNIZ BARRETTO DE CARVALHO, JAILSON JOSE MEDEIROS ALVES and JOAO ANTONIO LIAN. The Board member who justified your absence was WAGNER BITTENCOURT DE OLIVEIRA. Decision: DEL 074/2014 Proposal of an amendment to the shareholders agreement between Eletrobras and the state of Amapa. RES-385 of 10.6.2014. The Board of Directors of Centrais Elétricas Brasileiras SA - Eletrobras, in exercise of his powers, endorsing the Executive Board, DECIDED: to approve the execution of the first amendment to the shareholders agreement of CEA between Eletrobras and the state of Amapa, with the intervention of CEA, aiming to change the shared management between Eletrobras and the state of Amapa on that company, as in the attached draft; 2. condition the signing of the instrument referred to in item 1 above, the favorable opinion of the Ministry of Finance, pursuant to the second article of the decree number 1.091/94; 3. determine that the ANEEL and CADE be notified of this decision. 4. determine that the DFS adopt the necessary measures to comply with CVM 358/202 instruction at the appropriate time; 4. determine that the Presidency Officer and the Financial Officer adopts the necessary measures to comply with this Deliberation. There being no further matters, the Board Chairman closed the meeting, and requested the issuance of this Ruling certificate that, once read and approved, was written and signed by me, MARIA SILVIA SAMPAIO SANT'ANNA, Secretary of the Interim Board. The other rulings discussed in this meeting have been omitted in this certificate because they are related merely to internal interests of the Company, legitimate caution, based on the Board’s duty of confidentiality, according to the "caput" of Article 155 of Law no. 6.404 (Law of Business Corporations), whereby, it is, consequently, excluded from the scope of the norm contained in paragraph 1 of article 142 of the Law in question.

Brasília, July 11th, 2014.

MARIA SILVIA SAMPAIO SANT’ANNA
General Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 28, 2014
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.